EXHIBIT 99.3

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ENTERS INTO DEVELOPMENT AGREEMENT

Agreement with Pharma Pass II LLC to Include Rights
to Develop, Manufacture, Market Two Products

TORONTO, Canada, November 07, 2007 — Biovail Corporation (NYSE, TSX: BVF) today announced that through its subsidiary, Biovail Laboratories International SRL, the Company has entered into an agreement with Pharma Pass II, LLC (PPII) of Irvine, California, for two early-stage development products — BVF-068, a product for the treatment of a central nervous system (CNS) disorder and BVF-247, a novel formulation of a cardiovascular agent.

Pursuant to the terms of the agreement, Biovail has acquired the worldwide rights to develop, manufacture and market BVF-068 and BVF-247. In return, Biovail will pay an upfront fee to PPII, and is contingently obligated to make additional milestone payments for each product, including upon the filing of a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA), and upon FDA approval. The agreement also stipulates the payment of tiered, single-digit royalties on net commercial sales of the product.

“This agreement is the latest example of Biovail’s commitment to driving organic growth through an unyielding focus on research and development,” said Dr. Douglas Squires, Biovail’s Chief Executive Officer. “These two products target large global markets, and have the potential to address safety issues inherent in the currently marketed formulations; an increasingly important focus of our pipeline efforts.”

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, and outlook, including, without limitation, expectations regarding the potential impact of BVF-068 and BVF-247, and can generally be identified by the use of words such as  “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F/A.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.